EXHIBIT 99.1

GOLD STANDARD INITIATES DRILLING AT ITS PINION OXIDE GOLD DEPOSIT IN NEVADA’S CARLIN TREND

May 22, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced today that drilling has commenced at the Company’s Pinion Project with one reverse circulation and one core rig.    The Phase 1 program consists of thirteen vertical drill holes designed to confirm and verify historic drill results in the Pinion North and Main Zones, test the predictability of the new geological model and collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation.  Drilling, estimated at 2,100 meters, is expected to be completed before the end of June.

Nine reverse circulation drill holes totaling about 1500 meters, and four core holes totaling about 600 meters are planned for Phase 1 drilling at Pinion (click the following for drill map: http://goldstandardv.com/proposed-pinion-holes/).  These proposed holes are summarized below:

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Core A and Core B will test for vertical extensions to mineralization in favorable stratigraphy and structure beneath existing holes which bottomed in gold.  At these locations, historic drilling ended in Chainman Formation sandstone, stratigraphically above the favorable collapse breccia host.

•	Core C and Core D are designed to twin and verify existing gold intercepts in historic reverse circulation holes, test the lower limits of gold mineralization and confirm geology.

•	RC-1 is designed to expand the collapse breccia hosted mineralization to the west of the Main Zone.

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RC-2, RC-3, RC-4, RC-5, RC-6, RC-8 and RC-9 are designed to expand the collapse breccia hosted mineralization between the Main and North Zones, in areas of wider-spaced historic drilling.  Sites RC-8 and RC-9 are positioned along fault zones identified during recent re-logging and cross sectional interpretation of geology.

•	RC-7 is designed to expand the collapse breccia hosted mineralization to the east of the North Zone.

The Phase 1 drilling is a limited program but will allow for a systematic build-up of the geologic model and resource, with a more substantial Phase 2 planned for the second half of 2014.   At Pinion, gold is hosted in an oxidized, flat to gently dipping, dissolution collapse breccia.  Lateral extent and continuity of gold mineralization is excellent due to the channeling of the gold system within highly permeable collapse breccia sandwiched between relatively impermeable, silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded, calcarenite of the underlying Devonian Devil’s Gate Formation.  Previously unrecognized, intrusive rocks occur within the deposit and indicate the presence of important deep-seated, through-going conduits.

Gold Standard’s President and CEO Jonathan Awde stated that “we have a high degree of confidence that the current drill program will enable us to report a resource which conforms to the standards of NI 43-101. This is an important development for Gold Standard because it will enable the market to begin valuing the Pinion asset in the context of comparable deposits.”

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com